UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AUNA, S.A.

(Name of Issuer)

Class A Ordinary Shares, nominal value US$0.01 per share

(Title of Class of Securities)

L0415A 103

(CUSIP Number)

RWC Asset Management LLP

Attention: Fadi Freiha

Verde, 10 Bressenden Place

London, SW1E 5DH

United Kingdom

(+44 20 7227 6000)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 29,2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0415A 103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RWC Asset Management LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 1,521,557
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 1,521,557
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,521,557
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. L0415A 103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Class A Ordinary Shares, nominal value US$0.01 per share (the “Ordinary Shares”), of Auna S.A

The principal executive office of Auna S.A. is located at:

46A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by RWC Asset Management LLP, the “Reporting Person”.

(b)	The address of the principal business office of the Reporting Person is Verde, 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

(c)	The principal business of RWC Asset Management LLP is an investment adviser, providing investment advice to institutional investors.

(d)	During the last five years, the Reporting Persons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is incorporated under the laws of the United Kingdom.

Item 3.  Source or Amount of Funds or Other Consideration.

The Ordinary Shares covered by this Schedule 13D were acquired by RWC Asset Management LLP as an investment adviser on behalf of institutional investors, RWC Asset Management LLP used available cash on hand to acquire the Ordinary Shares.

Item 4.  Purpose of Transaction.

The purpose of transaction is to invest the Ordinary Shares on behalf of institutional investors. Therefore, the reporting person may consider making strategic investment decisions described in Items 4(a) of Schedule 13D:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Item 5.  Interest in Securities of the Issuer.

(a), (b) The following disclosure assumes there are 30,000,000 Ordinary Shares outstanding, as reported in the prospectus dated March 21, 2024 filed by the Issuer with the Securities and Exchange Commission on March 25, 2024 pursuant to the Final Prospectus. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 1,521,557 shares of Ordinary Shares, which constitutes approximately 5.07% of the outstanding Ordinary Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to Be Filed as Exhibits.

Not applicable

CUSIP No. L0415A 103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RWC Asset Management LLP

/s/ Fadi Freiha
Mr. Fadi Freiha
Compliance Officer

9/4/2024
Date